INTERNATIONAL SHIPHOLDING CORPORATION

Proposed Supplemental Item 9A Disclosure

Item 9A.  Controls and Procedures

From time to time, we make substantial investments in other transportation companies.  If the investments are large enough to meet certain financial “significance” tests, the federal securities laws obligate us to include in our periodic reports financial statements of these companies.  Most recently, we have held substantial investments in Dry Bulk Cape Holding, Inc. (since 2003) and Belden Shipholding Pte Ltd. and its predecessor, Belden Cement Holding, Inc. (between 1999 and November 2006, when we divested our interest).  In our annual reports on Form 10-K, we have filed financial statements for Dry Bulk each year since we acquired our interest.  Our investment in Belden was not large enough in recent years to require us to file Belden’s financial statements, except for the year ended December 31, 2005, when one of Belden’s nonrecurring transactions generated income that caused Belden to be financially “significant” to us under the federal securities laws.  Consequently we filed as part of our annual report on Form 10-K for the year ended December 31, 2005 audited financial statements of Belden as of and for the period ended December 31, 2005.

In August 2007, the staff of the Securities and Exchange Commission sent us a letter commenting on our periodic reports, including a comment inquiring as to whether we had filed in our annual report on Form 10-K for the year ended December 31, 2006 all financial statements of Belden required under the federal securities laws.  We took the position that our requirement to file Belden financial statements lapsed upon the sale of our interest in Belden. We further took the position that complete information on Belden was no longer readily available to us and, in any event, was not material to our investors, particularly in light of our prior filing of audited Belden financial statements in our prior annual report.  Following our receipt of the August 2007 letter from the Commission’s staff, we exchanged over a dozen letters with the staff in which we discussed our filing obligations and requested relief from filing full financial statements for Belden for the year ended December 31, 2004 and the nine months ended September 30, 2006.  On December 11, 2007, we re-filed with the Commission full audited Belden financial statements for the year ended December 31, 2005 and filed partial unaudited Belden financial statements for the above-referenced periods ending in 2004 and 2006.  While awaiting a response from the staff to our request for waivers of certain filing requirements regarding Belden, on March 13, 2008, we filed our annual report on Form 10-K for the year ended December 31, 2007. This report did not include at that time any further financial statements of Belden, but did disclose the pendency of our requests for waivers from the Commission.  Following our receipt of a letter from the Commission’s staff in early April 2008, granting us requested waivers, we agreed to file this amendment to include as a part of our 2007 annual report on Form 10-K the 2005 audited and 2006 unaudited financial statements of Belden that we initially filed on December 11, 2007.

Following this SEC review process, our CEO and CFO have reassessed the effectiveness of our disclosure controls and procedures, which we maintain in accordance with Rule 13a-15 promulgated by the Commission under the Securities Exchange Act of 1934.  In connection therewith, management determined that, after discussion with its legal advisers, at all times throughout this process it believed in good faith that the Company had a supportable basis for not including additional Belden financial statements in its 2006 and 2007 annual reports prior to the dates that the Company made supplemental filings in response to requests from the Commission’s staff.  Based on this determination and reassessment, our CEO and CFO have re-affirmed their prior conclusion that our disclosure controls and procedures were effective as of December 31, 2007 in providing reasonable assurance that they have been timely alerted of material information required to be filed in our 2007 annual report.  We have determined, however, that if we are presented in the future with similar disclosure issues regarding our investments in other companies, we will confer with the Commission’s staff to reach mutual understandings regarding the scope of our disclosure requirements.